FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of December 2002

                         Commission File Number: 0-30852
                                                                   -

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                   Tte. Gral. Juan D. Peron 456 (1038) Buenos
                                Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X     Form 40-F
                                     ---              ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                   Yes         No X
                                       ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---------------------------.




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                                    FORM 6-K

                           Commission File No. 0-30852

Month Filed                  Event and Summary                     Exhibit No.

December 2002       Press  release,  dated  December  24,              99.1
                    2002,  regarding  the approval of the
                    rescheduling proposal for Banco Galicia
                    Uruguay's deposits




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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       GRUPO FINANCIERO GALICIA S.A.
                                       (Registrant)



Date:  December 24, 2002               By:  /s/  Abel Ayerza
                                          ----------------------------------
                                          Name:  Abel Ayerza
                                          Title: Chief Executive Officer